UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 17,2021.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming celebrates the 10th annual “hae day :-)”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 17 May, 2021

Pharming celebrates the 10th annual “hae day :-)”

Leiden, The Netherlands, 17 May 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/ NASDAQ: PHAR) supports the 10th annual “hae-day :-)”, the global awareness day for hereditary angioedema (HAE), a rare life-threatening condition.
On 16 May, the HAE community unites to raise awareness of HAE among the public and medical community to ensure every patient receives faster and more accurate diagnosis, and the care they need to manage the condition. National member organizations and HAE patient groups around the world support the event, led by HAE International (HAEi), the global umbrella organization for the world’s HAE patient groups.
Sijmen de Vries, Chief Executive Officer of Pharming, commented:
“We are proud to support the 10th annual hae-day :-) to raise awareness of HAE and better quality of live for patients and their families around the world. HAE is a rare genetic disorder that causes severe swelling of tissues, which can be fatal. Patients are also frequently misdiagnosed due to symptoms resembling more common conditions. Pharming remains dedicated to making a positive difference to patients with this rare life-threatening condition so they can receive an accurate diagnosis and appropriate medical care.”
For more information, please refer to the hae day :-) website: https://haeday.org/

About HAE
Hereditary angioedema (HAE) is a rare genetic disorder. The condition is caused by a deficiency of the C1 esterase inhibitor protein, which is normally present in blood and helps control inflammation (swelling) and parts of the immune system. Deficient C1 inhibitor does not adequately perform its regulatory function and, as a result, a biochemical imbalance can occur and produce unwanted peptides that induce the capillaries to release fluids into surrounding tissue, thereby causing swelling or edema.
HAE is characterized by spontaneous and recurrent episodes of swelling (edema attacks) of the skin in different parts of the body, as well as in the airways and internal organs. Edema of the skin usually affects the extremities, the face, and the genitals. Patients suffering from this kind of edema often withdraw from their social lives because of the disfiguration, discomfort and pain these symptoms may cause. Almost all HAE patients suffer from bouts of severe abdominal pain, nausea, vomiting and diarrhoea caused by swelling of the intestinal wall.
Edema of the throat, nose or tongue is particularly dangerous and potentially life-threatening as it can lead to obstruction of the airway passages. Although there is currently no known cure for HAE, it is possible to treat the symptoms associated with angioedema attacks. HAE affects about 1 in 10,000 to 1 in 50,000 people worldwide. Experts believe a lot of patients are still seeking the right diagnosis: although HAE is (in principle) easy to diagnose, it is frequently identified very late or not discovered at all. The reason HAE is often misdiagnosed is because the symptoms are similar to those of many other common conditions such as allergies or appendicitis. By the time it is diagnosed correctly, the patient has often been through a long ordeal.

About Pharming Group N.V.
Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.
For further information please visit: www.pharming.com

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:

Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl